SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

03 December 2020
 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 03 December 2020 re: Directorate Change

 3 December 2020

LLOYDS BANKING GROUP: DIRECTORATE CHANGE - CHAIR OF BOARD RISK COMMITTEE

Lloyds Banking Group is pleased to announce that Catherine Woods, an independent member of the Board, will take over the role of Chair of the Board Risk Committee with effect from January 1st 2021. This follows our announcement in April this year that Nicholas Prettejohn would take on the role for a limited period alongside his continuing position as Chairman of the Group's Insurance subsidiary, Scottish Widows Group Limited, pending reallocation of Board roles later in 2020.

Catherine Woods, who joined the Board in March 2020, is an experienced Non Executive with  extensive experience of the banking industry having served as Deputy Chairman and Senior Independent Director of Allied Irish Banks until October 2019 and started her career in financial services at JP Morgan.

Lord Blackwell, Chairman, commented 'I am delighted that Catherine is bringing her extensive skills and experience to chair the Board Risk Committee, and am very grateful to Nick Prettejohn for taking on this additional role in 2020 to support our Board Succession plans.'

- ENDS -

For further information

Investor Relations
Douglas Radcliffe                                                                   +44 (0) 20 7356 1571
Group Investor Relations Director
douglas.radcliffe@lloydsbanking.com

Corporate Affairs
Matt Smith                                                                              +44 (0) 20 7356 3522
Head of Media Relations
matt.smith@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 03 December 2020